Exhibit 3.1

ARTICLES OF AMENDMENT TO THE

AMENDED AND RESTATED CHARTER OF

FIRST HORIZON NATIONAL CORPORATION

The undersigned, a duly authorized officer of First Horizon National Corporation (the “Corporation”), acting pursuant to TBCA Section 48-20-106, hereby certifies the following:

1.	The name of the Corporation is FIRST HORIZON NATIONAL CORPORATION.

2.	The text of the amendments to the Amended and Restated Charter is as follows:

Sections (a), (b) and (e) of Article 12 of the Corporation’s Amended and Restated Charter are deleted in their entirety and the following substituted therefor:

(a)        The number of directors of the Corporation which shall constitute the entire Board of Directors shall be fixed from time to time in the Bylaws of the Corporation. Any such determination shall continue in effect unless and until changed, but no such changes shall affect the term of any director then in office. At the annual meeting of shareholders that is held in calendar year 2008, the successors of the directors whose terms expire at that meeting shall be elected for a term expiring at the annual meeting of shareholders that is held in calendar year 2011; provided, however, that any director whose term expires at the 2008 annual meeting solely due to the operation of Section 48-18-105(d) of the Tennessee Business Corporation Act shall be elected for the remainder of the term of the class of directors to which he or she has been assigned. Commencing at the annual meeting of shareholders that is held in calendar year 2009, directors shall be elected annually for terms of one year, except that any director in office at the 2009 annual meeting whose term expires at the annual meeting of shareholders held in calendar year 2010 or 2011 shall continue to hold office until the end of the term for which such director was elected. In all cases, directors shall hold office until their respective successors are duly elected and qualified.

(b)            Newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the Board of Directors resulting from death, resignation, retirement, disqualification or any other cause (except removal from office) shall be filled only by the Board of Directors, provided that a quorum is then in office and present, or only by a majority of the directors then in office, if less than a quorum is then in office, or by the sole remaining director. Any vacancies on the Board of Directors resulting from removal from office may be filled by the affirmative vote of the holders of at least a majority of the voting power of all outstanding voting stock or, if the shareholders do not so fill such a vacancy, by a majority of the directors then in office. Directors of the Corporation may be removed by the shareholders only for cause by the affirmative vote of the holders of at least a majority of the voting power of all outstanding voting stock.

(e)            Notwithstanding the foregoing, whenever the holders of any one or more classes or series of preferred stock issued by the Corporation shall have the right, voting separately by class or by series, to elect directors at an annual or special meeting of shareholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Charter applicable thereto.

3.	The amendments were duly adopted by the shareholders of the Corporation at the Annual Meeting of Shareholders on April 15, 2008.

4.	The amendments will be effective upon filing of the Articles of Amendment with the Secretary of State of the State of Tennessee.

FIRST HORIZON NATIONAL CORPORATION

Date: April 16, 2008	By: /s/ Clyde A. Billings, Jr.
Clyde A. Billings, Jr., Corporate Secretary